Exhibit 21.1
WESTERN ALLIANCE BANCORPORATION
LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation or Organization
Bank of Nevada	Nevada
BW Real Estate, Inc. (subsidiary of Bank of Nevada)	Nevada
Alliance Bank of Arizona	Arizona
Torrey Pines Bank	California
Alta Alliance Bank	California
Premier Trust, Inc.	Nevada
Miller/Russell & Associates, Inc.	Arizona